UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

CONCRETE PUMPING HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

206704 108

(CUSIP Number)

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206704 108

1	NAMES OF REPORTING PERSONS Argand Partners, LP, on behalf of itself and its controlled affiliates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,010,138(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,010,138(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,010,138 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%(2)
14	TYPE OF REPORTING PERSON PN; HC

(1)	Interests consist of (i) 4,403,325 shares of Common Stock held of record by Industrea Alexandria LLC (the “Sponsor”), (ii) 10,822,500 shares of Common Stock underlying private placement warrants held of record by the Sponsor, and (iii) an aggregate 7,784,313 shares held by Argand Partners Fund, LP, Argand Partners Institutional Co-Invest Fund, LP, Argand Partners SEA Fund AI, LP, Argand Partners SEA Fund QP, LP and Argand Partners Team Co-Invest Fund, LP (collectively, the “Funds”). The Funds are managed by the Reporting Person. The Sponsor is 100% owned by the Funds. Howard D. Morgan, Heather L. Faust, Tariq Osman, Joseph Del Toro and Charles Burns are the managers of the Sponsor and share voting and investment discretion with respect to the Common Stock held of record by the Sponsor. Investment decisions made by the Reporting Person require the unanimous approval of its investment committee, which is comprised of Messrs. Morgan and Osman and Ms. Faust.
(2)	Based on 28,847,707 shares of Common Stock estimated outstanding as of December 6, 2018 and after giving effect to the issuance of 10,822,500 shares of Common Stock underlying private placement warrants held of record by the Sponsor.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Concrete Pumping Holdings, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6461 Downing Street, Denver, CO 80229.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Argand Partners, LP, a Delaware limited partnership, on behalf of itself and its controlled affiliates (the “Reporting Person”). The Reporting Person is a New York and San Francisco Bay Area based middle-market buyout firm that targets complex, often contrarian, situations in industrial sectors with a focus on global market leaders with stable cash flows, strong sustainable competitive advantages and a clear path to growth. The address of the principal office of the Reporting Person is 28 West 44th Street, Suite 501, New York, New York 10036.

The names of the partners of the Reporting Person are provided on Schedule I hereto (the “Scheduled Persons”). Argand Partners, LLC (the “General Partner”) is the general partner of the Reporting Person. The General Partner is indirectly owned and managed by Howard D. Morgan, Heather Faust and Tariq Osman.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Founder Shares

Just prior to the consummation of the Business Combination (as defined below), each outstanding share of the Class B common stock, par value $0.0001 per share (the “Founder Shares”), of Industrea Acquisition Corp. (“Industrea”) was converted into one share of Class A common stock, par value $0.0001, of Industrea (“Class A common stock”). At the closing of the Business Combination (the “Closing”), each outstanding share of Class A common stock was exchanged for one share of Common Stock.

Industrea Alexandria LLC (the “Sponsor”) held 4,403,325 Founder Shares prior to the Business Combination, which were converted into 4,403,325 shares of Class A common stock just prior to the consummation of the Business Combination and into 4,403,325 shares of Common Stock upon consummation of the Business Combination.

Argand Partners Fund, LP, Argand Partners Institutional Co-Invest Fund, LP, Argand Partners SEA Fund AI, LP, Argand Partners SEA Fund QP, LP and Argand Partners Team Co-Invest Fund LP (collectively, the “Funds”) are the members of the Sponsor. The Funds are managed by the Reporting Person, and as such, the Reporting Person may be deemed to have voting and dispositive control over all of the securities held directly by the Sponsor. Ms. Heather Faust and Messrs. Howard Morgan, Tariq Osman, Joseph Del Toro and Charles Burns are the managers of the Sponsor and share voting and dispositive power over the securities held directly by the Sponsor by approval of a majority of the managers. In addition, Ms. Heather Faust and Messrs. Howard Morgan and Tariq Osman are the directors of the general partner of the general partner of each of the Funds. As a result, Ms. Faust and Messrs. Morgan, Osman, Del Toro and Burns may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor and disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

Argand Subscription Agreement

Pursuant to the Argand Subscription Agreement included in this Schedule 13D as Exhibit 1, immediately prior to the closing of the Business Combination, Industrea issued to the Funds an aggregate of 7,784,313 shares of Industrea’s common stock (“Industrea common stock”) for $10.20 per share, for an aggregate cash purchase price of $79.4 million. Such shares of Industrea common stock were exchange on a one-for-one basis for shares of Common Stock upon the Closing. Industrea and the Issuer also agreed to provide certain registration rights with respect to the shares of Industrea common stock and corresponding shares of Common Stock issued pursuant to the Argand Subscription Agreement. The Funds are managed by the Reporting Person, and as such, the Reporting Person has voting and dispositive control over all of the securities held directly by the Funds. Investment decisions made by the Reporting Person require the unanimous approval of its investment committee, which is comprised of Messrs. Morgan and Osman and Ms. Faust.

Plans or Proposals

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 and Item 6 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Business Combination

On September 7, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Industrea, Concrete Pumping Holdings, Inc. (“CPH”), certain subsidiaries of the Reporting Person, and PGP Investors, LLC, solely in its capacity as the initial Holder Representative (the transactions contemplated by the Merger Agreement, the “Business Combination”). The Business Combination was consummated on December 6, 2018.

Stockholders Agreement

In connection with the Business Combination, the Reporting Person, the Sponsor and its affiliates, Industrea’s independent directors (collectively with the Sponsor and affiliates, the “Initial Stockholders”), Argand Partners Fund, LP (the “Argand Investor”), and certain holders of CPH’s capital stock (“CPH stockholders”), entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement:

•	the Initial Stockholders have agreed not to transfer a number of shares of Common Stock equal to the number of shares of Founder Shares, until (A) one year after the Closing or (B) subsequent to the Closing, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) following the Closing, the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property;

•	the Initial Stockholders have agreed not to transfer the warrants sold in a private placement concurrently with Industrea’s initial public offering (the “private placement warrants”) until 30 days after the Closing;

•	each CPH Management Holder (as defined therein) has agreed not to transfer any shares of Common Stock acquired by such CPH Management Holder in connection with the Business Combination for a period commencing on the date of Closing and ending on the date that is (a) the first anniversary of the Closing with respect to one-third of such CPH Management Holder’s securities of the Issuer held as of the date of Closing; (b) the second anniversary of the Closing with respect to one-third of such CPH Management Holder’s securities of the Issuer held as of the date of Closing; and (c) the third anniversary of the Closing with respect to one-third of such CPH Management Holder’s securities of the Issuer held as of the date of Closing;

•	each Non-Management CPH Holder (as defined therein) may not transfer any shares of Common Stock acquired by such Non-Management CPH Holder in connection with the Business Combination for a period commencing on the date of Closing and ending on the date that is 180 days after the Closing; and

•	the Argand Investor may not transfer any shares of Common Stock acquired by the Argand Investor in exchange for shares of Industrea common stock issued to it pursuant to the Argand Subscription Agreement for a period commencing on the date of Closing and ending on the date that is one year after the Closing.

Notwithstanding the foregoing, transfers of these securities are permitted in certain limited circumstances as set forth in the Stockholders Agreement, including with the prior written consent of the board of directors of the Issuer (the “Board”) (with any director who has been designated to serve on the Board by or who is an affiliate of the requesting party abstaining from such vote) and to “affiliates,” as defined in the Stockholders Agreement.

The Stockholders Agreement also provides that the issuer will, not later than 90 days after the Closing, file a registration statement covering the Founder Shares, the private placement warrants (including any Common Stock issued or issuable upon exercise of any such private placement warrants) and the shares of Common Stock issued to the CPH stockholders at the Closing. In addition, these stockholders will have certain demand and/or “piggyback” registration rights following the consummation of the Business Combination. The Issuer will bear certain expenses incurred in connection with the exercise of such rights.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Argand Subscription Agreement, dated September 7, 2018, by and among Industrea Acquisition Corp., Concrete Pumping Holdings Acquisition Corp. and Argand Partners Fund, LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-38166), filed by Industrea Acquisition Corp. on September 7, 2018).
2.	Stockholders Agreement, dated December 6, 2018, by and among the Company and the Investors party thereto (incorporated by reference to Exhibit 10.35 to the Current Report on Form 8-K (File No. 001-38166), filed by the Issuer on December 10, 2018).
3.	Power of Attorney of Argand regarding Schedule 13D filings (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Argand with the SEC on December 11, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018	ARGAND PARTNERS, LP

	By:	/s/ Elliott M. Smith
Elliott Smith
Attorney-in-fact

SCHEDULE I

Partners

The following information is provided for each of the controlling persons of the Reporting Person:

•	Name,
•	Position,
•	Principal business and address, and
•	Citizenship.

Name and Position	Business address		Citizenship
Joseph Del Toro (Partner, Chief Financial Officer, Director of Portfolio Operations)		(1)	U.S.
Heather Faust (Partner and Managing Director)		(1)	U.S.
Howard D. Morgan (Partner and Senior Managing Director)		(1)	U.S.
Tariq Osman (Partner and Managing Director)		(1)	Australia

(1) 28 West 44th Street, Suite 501, New York, New York 10036.